Gary R. Henrie

Attorney at Law

(Licensed in Utah and Nevada)

P.O. Box 107 Telephone:  801-310-1419

Nauvoo, IL  62354 E-mail:  grhlaw@hotmail.com

September 4, 2018

Via EDGAR

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporation Finance

Office of Telecommunications

Washington, D.C. 20549

Re:  Grow Condos, Inc.

Preliminary Information Statement on Schedule 14C

Filed August 13, 2018

File No. 000-53548

To Whom It May Concern:

As securities counsel to Grow Condos, Inc. (the “Company”), I have prepared this letter with management in response to the staff’s comment letter dated August 22, 2018, regarding the Company’s Preliminary Information Statement on Schedule 14C.

Response to Comment 1:

Below is a table that shows the parties that signed the shareholder written consent.

Name of Shareholder	Number of Shares Held	Percentage of Shares Held
Wayne Zallen	20,832,064	22.5
Joann Cleckner	800,000	0.9
Jonathan McGee	2,621,228	2.8
KJDCZ LLC	1,315,250	1.4
David Tobias	3,328,406	3.6
Carl Sanko	7,534,048	8.1
Terry Kennedy	12,188,162	13.2
Total	48,619,158	52.5

All shareholders represented are either officers, directors, or consultants to the Company and participate from time to time in director or management meetings.  All were aware of the need to increase the authorized capital of the Company.  The votes of no other shareholders were solicited to sign the written consent.  The 56% vote that was originally reported was in error and has been changed in the Information Statement.  Mr. Kennedy was inadvertently left off the ownership table in the Information Statement and has now been added.  The majority of his shares are held in companies owned by Mr. Kennedy, the detail of which is set forth in the Information Statement.

Response to Comment 2:

Of the approximate 82,000,000 shares that will be authorized but unissued following the recapitalization, we have current plans for approximately 15,500,000 of them which is now detailed in the Information Statement under the heading “The Recapitalization”.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie

Securities Counsel to the Company